SECU 14041050 SION
Washington, D.C. 20549

SEC Mail Processing Section
JUN 13 2014
Washington, DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67573 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRIAGO AMERICAS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 PARK AVENUE - 2OTH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTOR QUIROGA 212-593-4994
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





9D 7/23/14

9/23/14

# OATH OR AFFIRMATION

I, VICTOR QUIROGA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIAGO AMERICAS, INC., as of MARCH 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PARTNER / CCO

Title

DWAYNE L JACKSON
Notary Public - State of New York
NO. 01JA6271502
Qualified in Kings County
My Commission Expires 11-5-2016

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[X] (o) Independent Auditors' Report on Internal Control Structure
[X] (p) Statement of Cash Flows

# TRIAGO AMERICAS INC. (D/B/A TRIAGO)

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE AND PROCEDURES PERFORMED WITH RESPECT TO FORM SIPC-8

**MARCH 31, 2014**

## Independent Auditors' Report

**To the Directors**
**TRIAGO AMERICAS INC. (D/B/A TRIAGO)**

### Report on the Financial Statements

We have audited the accompanying balance sheet of TRIAGO AMERICAS INC. (D/B/A TRIAGO) (the "Company") as of March 31, 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Independent Auditors' Report

**To the Directors**
**TRIAGO AMERICAS INC. (D/B/A TRIAGO)**

**Page Two**

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TRIAGO AMERICAS INC. (D/B/A TRIAGO) as at March 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

### Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

**New York, New York**
**June 11, 2014**

## TRIAGO AMERICAS INC. (D/B/A TRIAGO)

## BALANCE SHEET

## AS AT MARCH 31, 2014

### ASSETS

| | |
|---|---|
| Cash | $ 512,135 |
| Accounts receivable (Net of allowance for bad debts of $5,644) | 1,420,847 |
| Due from affiliates | 20,349 |
| Advances to affiliate (including accrued interest of $11,971) | 497,322 |
| Prepaid expenses and other current assets | 38,778 |
| Property and equipment (net of $130,464 accumulated depreciation) | 24,036 |
| Deferred taxes | 115,000 |
| TOTAL | $ 2,628,467 |

### LIABILITIES

| | |
|---|---|
| Accounts payable and accrued expenses | $ 58,258 |
| Due to parent company | 158,299 |
| Income taxes payable | 3,606 |
| Rent payable | 63,594 |
| Total liabilities | 283,757 |

### STOCKHOLDERS' EQUITY

| | |
|---|---|
| Common stock - no par value, authorized 1,000 shares, issued 250 shares at stated value | 1,100 |
| Additional paid-in capital | 2,354,968 |
| Deficit | (11,358) |
| Total stockholders' equity | 2,344,710 |
| TOTAL | $ 2,628,467 |

The notes to financial statements are made a part hereof.

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | | Additional Paid-in | | Total Stockholders' |
|---|---|---|---|---|---|
| | Number | Amount | Capital | (Deficit) | Equity |
| Stockholders' Equity - April 1, 2013 | 250 | $ 1,100 | $ 2,582,251 | $ (1,178,286) | $ 1,405,065 |
| Dividends | | | (227,283) | - | $ (227,283) |
| Net Income for the year ended March 31, 2014 | | | | 1,166,928 | 1,166,928 |
| Stockholders' Equity - March 31, 2014 | 250 | 1,100 | 2,354,968 | (11,358) | 2,344,710 |

The notes to financial statements are made a part hereof.

**TRIAGO AMERICAS INC. (D/B/A TRIAGO)**

**STATEMENT OF OPERATIONS**

**FOR THE YEAR ENDED MARCH 31, 2014**

| | | |
|---|---|---|
| **Operating revenues:** | | |
| Commission and placement fee income | | $ 4,868,584 |
| **Operating expenses:** | | |
| Salaries | $ 933,320 | |
| Payroll taxes and employee benefits | 163,328 | |
| Commissions | 639,898 | |
| Management Fees | 645,000 | |
| Office supplies and expense | 334,707 | |
| Rent and real estate taxes | 180,915 | |
| Travel, meals and entertainment | 98,825 | |
| Business development | 18,963 | |
| Utilities and office maintenance | 26,362 | |
| Professional and consulting fees | 720,692 | |
| Insurance | 22,708 | |
| Depreciation | 12,569 | |
| Miscellaneous expenses | 50,036 | |
| | | 3,847,323 |
| **Income before other income and income taxes** | | 1,021,261 |
| **Other income** | | 17,208 |
| **Income before income taxes** | | 1,038,469 |
| **Income tax credit** | | 128,459 |
| **NET INCOME** | | $ 1,166,928 |

The notes to financial statements are made a part hereof.

**TRIAGO AMERICAS INC. (D/B/A TRIAGO)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED MARCH 31, 2014**

| | |
|---|---|
| **INCREASE (DECREASE) IN CASH** | |
| **Cash flows from operating activities:** | |
| Net Income | **$ 1,166,928** |
| Adjustments to reconcile results of operations to net cash effect of operating activities: | |
| Bad debts | **5,644** |
| Depreciation | **12,569** |
| Deferred rent | **936** |
| Net change in asset and liability accounts: | |
| Accounts receivable | **(1,076,458)** |
| Due from affiliates | **103,109** |
| Due to parent company | **(331,143)** |
| Prepaid expenses and other current assets | **260,902** |
| Deferred taxes | **(115,000)** |
| Accounts payable and other current liabilities | **(5,700)** |
| **Net cash used by operating activities** | **21,787** |
| **Cash flows from investing activities:** | |
| Advances to affiliate | **(497,322)** |
| Purchases of property, furniture and equipment | **(425)** |
| **Net cash used by investing activities** | **(497,747)** |
| **Cash flows from financing activities:** | |
| Dividends paid | **(227,283)** |
| **Net cash used by financing activities** | **(227,283)** |
| **NET DECREASE IN CASH** | **(703,243)** |
| **CASH - APRIL 1, 2013** | **1,215,378** |
| **CASH - MARCH 31, 2014** | **$ 512,135** |
| **Supplemental disclosures of cash paid for income taxes** | **$ 3,187** |

The notes to financial statements are made a part hereof.

## TRIAGO AMERICAS INC.
## (D/B/A TRIAGO)

## NOTES TO FINANCIAL STATEMENTS

### NOTE A - Summary of Significant Accounting Policies

#### Organization and Business

The Company, which is a 99% owned subsidiary of Triago Management Development S.A., ("Management") provides services which are intended to include providing assistance to clients in raising capital in the primary markets and in managing their positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is licensed by FINRA as a broker dealer. As such, it is registered to do business in the state of New York and in various other states.

#### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2014, the Company had net capital of $223,966, which was $205,049 in excess of the net required minimum capital of $18,917. Under certain circumstances, withdrawals of capital may be restricted.

#### Rent Expense

For financial accounting purposes, the Company recognizes scheduled rent increases and the benefit of rent abatements over the term of the lease using the straight-line method.

(Continued)

**NOTE A - Summary of Significant Accounting Policies (Continued)**

**Depreciation**

Depreciation of property and equipment is computed on a straight-line basis.

**Organization Costs**

Costs incurred in the formation and in organizing the Company have been expensed for financial accounting purposes. For tax purposes, certain of these expenses are capitalized and are amortized over five years. These costs represent legal, regulatory registration costs, temporary office space and services, consulting fees and other expenses incurred in connection with the formation of the Company and the creation of its active trade or business.

**Revenue Recognition**

Based on the nature of the services performed, the Company records fee income and other revenues upon the closing of capital transactions, or when its consultation services are rendered, or when the fee is not contingent upon the performance of future services by the Company, in each instance when it is determined that there are no uncertainties concerning the collection of such fees.

**Commission Expense**

Commission expense on the Company's primary securities placements are payable upon the collection of the related fees at management's discretion based upon the Company's financial condition and other factors considered by management at that time.

**Income Taxes**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

(Continued)

**NOTE B - Property and Equipment**

Property and equipment at March 31, 2014 consist of the following:

| | | Estimated Useful Lives (Years) |
|---|---|---|
| Office furniture | $ 73,847 | 7 |
| Telecom equipment | 27,420 | 5 |
| Computer equipment | 42,954 | 5 |
| Computer software | 3,888 | 3 |
| Leasehold improvements | 6,391 | 3 |
| **Total** | 154,500 | |
| Less accumulated depreciation | 130,464 | |
| **Net** | $ 24,036 | |

**NOTE C - Commitments**

**Lease**

The Company leases office space in New York City through February 29, 2020. The lease provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $205,000.

At March 31, 2014, future minimum annual payments under this lease are due as follows:

Year ending March 31:

| | |
|---|---|
| 2015 | 205,703 |
| 2016 | 221,529 |
| 2017 | 221,529 |
| 2018 | 221,529 |
| 2019 | 221,529 |
| 2020 | 203,068 |
| **Total** | $1,294,887 |

(Continued)

**NOTE D - Income Taxes**

Income tax credits on the statement of operations consist of the following components:

| | Total | Federal | NY State | NY City |
|---|---|---|---|---|
| Currently refundable | $ (13,459) | $ - | $ (13,762) | $ 303 |
| Deferred benefit | (115,000) | (88,700) | (11,700) | (14,600) |
| Total | $ (128,459) | $ (88,700) | $ (25,462) | $ (14,297) |

At March 31, 2014, the Company has available remaining net operating loss carryforwards for federal, state and local tax purposes of approximately $1,800,000 which begin to expire in 2030. Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to prior year net operating losses, organization costs and; uncollected accounts receivable as at March 31, 2014. Because of the operating losses in those prior years, the Company had previously recorded a valuation allowance for the deferred tax assets relating to these temporary differences. However, as a result of the Company's earnings for the two years ended March 31, 2014, management has reversed the valuation allowance in the current year. The state and local income taxes currently refundable are due to overaccruals in estimated tax payments in the prior year.

The Company's income tax returns have not been examined by the taxing authorities since the Company's inception. The income tax returns for the years ended after March 31, 2010 are open to examination by the taxing authorities.

**NOTE E - Exemption from SEC Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 under subparagraph (K)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

## NOTE F - Related Party Transactions

During the year ended March 31, 2014, $240,000 was charged to the Company by its parent company for administrative services and $639,898 for commissions relating to business referred by an affiliate which is another subsidiary of the parent company. In addition, the company was billed $645,000 in management fees by its parent company for the fiscal year then ended. The company also paid $227,283 in dividends to its shareholders and/or their designated beneficiaries for the year then ended.

Under the terms of a general and administrative services agreement between the Company and Mantra Americas USA LLC (Mantra), a related party, the Company provides office space and certain general administrative services to Mantra. For the year ended March 31, 2014, the Company billed $29,523 to Mantra for the use of its facilities and administrative staff.

Pursuant to the terms of a revolving credit agreement among the Company, its parent company and certain other entities affiliated with the parent company, outstanding advances due from affiliates, including accrued interest were $497,322 at March 31, 2014. These advances are payable to the Company on demand, bear interest at three percent (3%) a year and have been guaranteed by the parent company.

As of March 31, 2014, amounts due from and to related parties were as follows:

| | Due From: | Due To: |
|---|---|---|
| Triago Europe SAS (Advances) | $ 497,322 | $ - |
| Triago Europe SAS (Other) - net | 13,749 | - |
| Mantra Americas USA LLC | 6,600 | - |
| Triago Management Development SARL - net | - | 158,299 |
| Total | $ 517,671 | $ 158,299 |

## NOTE G - Revenue Concentration and Accounts Receivable

For the year ended March 31, 2014, four customers accounted for over 90% of commission and placement fee revenues, the largest of which represented 50% of the total. At March 31, 2014, three of these customers accounted for approximately 95% of the Company's accounts receivable with the largest representing 38% of the total. Pursuant to the terms of contracts the Company has with certain customers, approximately $569,000 of the Company's accounts receivable at March 31, 2014 is due between April 2015 and September 2016.

Trade accounts receivable from customers are recorded at net realizable value which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of its customers.

**NOTE H - Concentration of Credit Risk**

The Company maintains cash balances at one financial institution in the United States and one in a foreign country. The cash balances in the United States are covered by regular FDIC insurance up to $250,000. As of March 31, 2014, the Company's cash deposits in the U.S. bank exceeded the U.S. federally insured limit by approximately $117,000. Cash balances in a foreign country are without such type of insurance coverage. At March 31, 2014, the foreign cash balance was approximately $148,000.

**NOTE I - Employee Benefit Plan**

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation. For the year ended March 31, 2014, the Company made matching contributions to the plan of approximately $18,000.

# SUPPLEMENTARY SCHEDULES

SCHEDULE 1

**TRIAGO AMERICAS INC. (D/B/A TRIAGO)**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**AS AT MARCH 31, 2014**

| | | |
|---|---|---|
| **Net Capital:** | | |
| Total stockholders' equity before nonallowable assets | | $ 2,344,710 |
| Less: Accounts receivable | $ 1,420,847 | |
| Due from affiliates | 20,349 | |
| Advances to affiliate | 497,322 | |
| Prepaid expenses | 38,778 | |
| Deferred taxes | 115,000 | |
| Property and equipment - net | 24,036 | |
| Foreign currency - haircut | 4,412 | 2,120,744 |
| Net capital | | 223,966 |
| Minimum net capital required | | 18,917 |
| **Excess net capital** | | $ 205,049 |
| **Capital Ratio:** | | |
| Aggregate indebtedness to net capital | | 1.27 |

**Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2014)**

| | |
|---|---|
| **Net capital as reported in Company's Part IIA (unaudited) FOCUS Report** | $ 372,546 |
| **Reclassification of commissions to dividends ($227,283)** | - |
| **Adjustment to management fee** | (165,000) |
| **Adjustment to offset amounts due to affiliates** | 16,420 |
| **Balance - March 31, 2014** | $ 223,966 |

## TRIAGO AMERICAS INC. (D/B/A TRIAGO)

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

## AS AT MARCH 31, 2014

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i) because it does not hold funds or securities for, or owe money or securities to, its customers.

**Cornick Garber Sandler**
Certified Public Accountants & Advisors

**To the Directors**
**TRIAGO AMERICAS INC. (D/B/A TRIAGO)**

In planning and performing our audit of the financial statements and supplemental schedule of Triago Americas Inc. (the "Company") as of and for the year ended March 31, 2014, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure..

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

**Cornick, Garber & Sandler, LLP**
825 Third Avenue, New York NY 10022 9524 T 212 557 3900 F 212 557 3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553 3600 T 516 542 9030 F 516 542 9035
cgscpa.com

**To the Directors**
**TRIAGO AMERICAS INC. (D/B/A TRIAGO)**



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

**New York, New York**
**June 11, 2014**

## Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

**To the Directors**
**TRIAGO AMERICAS INC. (D/B/A TRIAGO)**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-8)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2013 to March 31, 2014, which were agreed to by Triago Americas Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified partners in evaluating Triago Americas Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-8). Triago Americas Inc.'s management is responsible for the Triago Americas Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-8 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 from April 1, 2013 to March 31, 2014 with the amounts reported in Form SIPC-8 from April 1, 2013 to March 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-8 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-8 and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

**Independent Accountants' Report on Applying Agreed-Upon Procedures**
**Related to an Entity's SIPC Assessment Reconciliation**


**To the Directors**
**TRIAGO AMERICAS INC. (D/B/A TRIAGO)**

This report is intended solely for the information and use of the management of Triago Americas Inc. and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

**New York, New York**
**June 11, 2014**

## TRIAGO AMERICAS INC. (D/B/A TRIAGO)

## SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-8)

### FOR THE YEAR ENDED MARCH 31, 2014

| | |
|---|---|
| Form SIPC-8 General assessment for the year | $ 12,214 |
| Less payment made with interim SIPC-7 | 8,079 |
| Amount due with SIPC-8 - paid in April 2014 | $ 4,135 |

SIPC Collection Agent: Securities and Protection Corporation